Via Facsimile and U.S. Mail
Mail Stop 6010

July 23, 2008

Mr. Michael W. Rogers
Chief Financial Officer
Indevus Pharmaceuticals, Inc.
33 Hayden Avenue
Lexington, MA   02421

Re: Indevus Pharmaceuticals, Inc.
Form 10-K for the Year Ended September 30, 2007
Filed December 12, 2007
File No. 000-18728

Dear Mr. Rogers:

We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

Joel Parker
Accounting Branch Chief